Filed Pursuant to Rule 433;

Registration Statement No. 333-206476

Issuer Free Writing Prospectus dated October 27, 2015

Relating to Prospectus Supplement dated October 27, 2015

Term Sheet

Dated October 27, 2015

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc. by phone at (416) 869-3707 or email at ECM-Origination@nbc.ca.

Issuer:	Sandstorm Gold Ltd. (“Sandstorm” or the “Corporation”).

Offering:	8,772,000 units (the “Units”). Each Unit consists of one common share (a “Common Share”) of Sandstorm and one-half of one common share purchase warrant.

Gross Proceeds:	US$25,000,200 (US$28,750,230 assuming the Over-Allotment Option is exercised in full).

Offering Price:	US$2.85 per Unit.

Warrants:	Each whole common share purchase warrant (a “Warrant”) will entitle the holder to acquire one common share of Sandstorm at a price of US$4.00 for a period of five years following the Closing Date.

Over-Allotment Option:

The Corporation has granted the Underwriters an over-allotment option at the Offering Price (the “Over-Allotment Option”), to purchase up to 1,315,800 additional Common Shares and/or 657,900 additional Warrants for additional gross proceeds to the Corporation of up to US$3,750,030, exercisable up to 30 days after closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used for the repayment of the Corporation’s outstanding revolving credit facility and for general working capital purposes.

Form of Offering:

Public offering, eligible for sale in all provinces of Canada, other than Quebec, pursuant to a supplement to the short form base shelf prospectus of the Corporation dated September 1, 2015 and into the United States under a prospectus supplement to a registration statement registering the offering and sale of the Units, each Unit consisting of one Common Share and one-half of one Warrant, under the U.S. Securities Act of 1933.

Form of Underwriting:

Bought deal subject to the entering into of an underwriting agreement containing disaster out, regulatory out and material adverse change out clauses running to closing, and other customary provisions in connection with cross-border public offerings.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Listing:

Application will be made to list the Common Shares (including the Common Shares underlying the Warrants) and Warrants on the Toronto Stock Exchange, which listing shall be conditionally approved prior to closing, and the Common Shares (including the Common Shares underlying the Warrants) on the NYSE MKT. The Common Shares are currently listed on the Toronto Stock Exchange under the symbol “SSL” and on the NYSE MKT LLC under the symbol “SAND”.

Joint Bookrunners:	National Bank Financial Inc. and BMO Capital Markets.

Commission:	Commission of 5.00% of the gross proceeds from the issue and sale of Units will be owed in full upon closing.

Closing Date:	On or about November 3, 2015 or such other date as mutually agreed to between National Bank Financial Inc. and BMO Capital Markets and the Corporation.